Exhibit 99.1

LONG-TERM LIABILITIES

Daniel K. Rothermel	Jay S. Sidhu	Cameron C. Troilo, Sr.

Marian L. Heard	Andrew C. Hove Jr.	Michael P. Ehlerman	Brian Hard

We are convinced that Sovereign Bancorp Chairman & CEO Jay Sidhu and his
Directors are creating more value for themselves than for Sovereign shareholders:

•                  Excessive Pay: Although Sovereign underperformed the peer group by approximately 16%(i) in 2004, its Directors paid themselves an average of $313,127(ii) – far more than directors at any other bank in the country.  They even created an unprecedented Director Bonus Program with the same targets that the Board set for management.

•                  Skyrocketing Insider Loans: Over the past six years, loans approved by Board members for fellow Directors and executive officers have soared from $4.7 million to $94.1 million(iii) – an increase of 1,922%.  The Board has refused to disclose essential information about these loans, including who received them, amounts, payment terms, interest rates, payment history, collateral and collectibility.

•                  Escalating Rent Payments: Compensation committee chairman Cameron C. Troilo, Sr. leases commercial property to Sovereign, some of which is also mortgaged to Sovereign.  From 1996 to 2001, the annual rent increased from $68,554 to $618,700, totaling $1.8 million.   Even though payments continue, in 2002 Sovereign suddenly stopped disclosing the amounts paid to Mr. Troilo.

•                  Undisclosed Conflicts: A Director owns a landscaping business that has been paid an undisclosed amount for providing services to Sovereign.  Sovereign refuses to disclose that the director in question is Lead Director Daniel K. Rothermel.

•                  Platinum Parachutes: Mr. Sidhu and his Board have just approved a highly questionable transaction with Banco Santander and denied Sovereign shareholders a vote. The Board granted itself 10 years tenure, gave Santander a veto over hiring and firing its CEO, and abdicated its duty to consider competing offers to buy the company.

•                  Compromised Independence: We believe these serious conflicts of interest have irreversibly compromised the Directors’ independence and credibility.  We believe they have breached your trust and cannot properly represent shareholders.

Demand Answers From Mr. Sidhu And His Board.

Contact Sovereign, demand answers, demand a shareholder vote, and demand a truly independent Board.  Call (610) 208-6112, Sovereign Investor Relations.

Further Information About Relational’s SEC Filings

On October 20, 2005, Relational,, together with a number of affiliated persons and entities that may be deemed “participants” for purposes of the solicitation rules of the Securities and Exchange Commission (“SEC”), filed a preliminary proxy statement on Schedule 14A with the SEC relating to a possible solicitation of proxies from the shareholders of Sovereign Bancorp, Inc. (“Sovereign”) in connection with Relational’s nomination of Ralph Whitworth and David Batchelder for election to Sovereign’s board of directors at Sovereign’s 2006 Annual Meeting of shareholders. Relational will prepare and file with the SEC a definitive proxy statement relating to their nomination of Messrs. Whitworth and Batchelder and may file other proxy solicitation materials.  RELATIONAL ANTICIPATES THAT IT WILL REVISE AND FILE THE PRELIMINARY PROXY STATEMENT IN RESPONSE TO SEC COMMENTS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT AS REVISED (AND THE DEFINITIVE PROXY STATEMENT, WHEN IT BECOMES AVAILABLE) BECAUSE IT CONTAINS IMPORTANT INFORMATION REGARDING RELATIONAL’S NOMINATION OF MESSRS. WHITWORTH AND BATCHELDER FOR ELECTION AS DIRECTORS.  The preliminary proxy statement is, and the revised preliminary proxy statement and the definitive proxy statement (when they become available) will be, available for free at www.sec.gov, along with any other relevant documents.  You may also obtain a free copy of the preliminary proxy statement, or the definitive proxy statement (when it becomes available), by contacting Maudie Holland of Relational by phone at (858) 704-3321, by mail at 12400 High Bluff Drive, Suite 600, San Diego, CA 92130, or by sending an email to maudie@rillc.com.  Information regarding the names, affiliation, and interests of persons who may be deemed to be participants in our solicitation of proxies of Sovereign’s shareholders is available in the preliminary proxy statement filed with the SEC on October 20, 2005.

(i)  Source: Bloomberg. Peer group:  Lehman Bros. Mid-Cap Bank Universe as modified by SOV in its June 28, 2005 investor presentation.

(ii)  As determined by Relational Investors Analytics using data from Sovereign Bancorp’s 2005 proxy and SNL Datasource.

(iii)  As determined by Relational Investors Analytics using data from SNL Datasource and Schedule SI of Sovereign Bank’s Thrift Financial Reports filed with the OTS for each of the applicable periods.  May include amounts approved for Directors and senior executives of subsidiary companies.